UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Standard Motor Products, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
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                         (Title of Class of Securities)

                                    853666105
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                                 (CUSIP Number)

                            Carmine J. Broccole, Esq.
                          Standard Motor Products, Inc.
                              37-18 Northern Blvd.
                        Long Island City, New York 11101
                                 (718) 392-0200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               (Page 1 of 7 Pages)

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 2 OF 7 PAGES
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1     NAME OF REPORTING PERSONS
      Lawrence I. Sills

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      OO; PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

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                        7     SOLE VOTING POWER
                              1,323,827*

                        --------------------------------------------------------
NUMBER OF SHARES        8     SHARED VOTING POWER
  BENEFICIALLY                430,312
    OWNED BY
 EACH REPORTING         --------------------------------------------------------
  PERSON WITH           9     SOLE DISPOSITIVE POWER
                              1,323,827*

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              430,312

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,754,139 shares*

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |X|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.0%

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14    TYPE OF REPORTING PERSON
      IN

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      * Excludes 2,812 shares of Common Stock held by Mr. Sills' spouse, which shares Mr. Sills disclaims beneficial ownership.

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 3 OF 6 PAGES
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ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Common Stock"), of Standard Motor Products, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by Lawrence I. Sills (the "Reporting Person"), who is a citizen of the United States of America. The business address of the Reporting Person is 37-18 Northern Boulevard, Long Island City, New York 11101. The Reporting Person is the Chief Executive Officer and Chairman of the Board of the Issuer.

      During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) On October 10, 1999, the Reporting Person was the beneficial owner of an aggregate of 799,844 shares of Common Stock as described below, which amount comprised 6.2% of the outstanding shares of Common Stock of the Issuer on such date.

      On October 10, 1999, the Reporting Person was appointed a co-trustee to several trusts in which he shared voting and dispositive power of 38,976 shares of Common Stock. In addition, on such date, the Reporting Person was appointed the executor of a family member's estate in which he possessed the sole voting and dispositive power of 163,667 shares of Common Stock.

      In addition, as of October 10, 1999, the Reporting Person directly owned
(i) 520,385 shares of Common Stock, which he previously acquired either (A) as gifts or (B) pursuant to the distribution of trusts in which he was a beneficiary or (C) pursuant to the distribution of the estate of a family member, or (D) for cash, (ii) 4,816 shares of Common Stock, which he acquired without consideration pursuant to the Issuer's Employee Stock Ownership Plan, and (iii) vested options to acquire 72,000 shares of Common Stock pursuant to the Issuer's stock option plan.

      (b) On May 17, 2001, the Reporting Person was the beneficial owner of an aggregate of 1,571,322 shares of Common Stock as described below, which amount comprised 12.6% of the outstanding shares of Common Stock of the Issuer on such date.

      On May 17, 2001, due to a reclassification of the Company's Common Stock, the Reporting Person became the beneficial owner of an additional 289,687 of Common Stock (or an aggregate of 328,663 shares) in respect of his position as a co-trustee to several trusts in which he shared voting and dispositive power over such shares. In addition, on such date, the Reporting Person was appointed as the executor of another family member's estate in which he possessed the sole voting and dispositive power of 608,164 shares of Common Stock.

      In addition, as of May 17, 2001, the Reporting Person directly owned (i) 547,635 shares of Common Stock, which included 27,250 shares which he purchased with cash on December 8, 2000, (ii) 4,026 shares of Common Stock pursuant to the Issuer's Employee Stock Ownership Plan (a decrease of 790 shares over the prior year), and (iii) vested options to acquire 82,834 shares of Common Stock pursuant to the Issuer's stock option plan, which included an option grant on May 27, 2001 for 10,834 shares of Common Stock.

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 4 OF 7 PAGES
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      (c) On May 22, 2002, the Reporting Person was the beneficial owner of an aggregate of 1,644,142 shares of Common Stock as described below, which amount comprised 13.3% of the outstanding shares of Common Stock of the Issuer on such date.

      On May 15, 2002, the estate of a family member purchased for cash 45,000 shares of Common Stock and, accordingly, the Reporting Person, as executor of such estate, became the beneficial owner of such shares (or an aggregate of 653,164 shares); the Reporting Person possesses the sole voting and dispositive power of such estate. In addition, on such date, the Reporting Person was a co-trustee to several trusts in which he shared voting and dispositive power of 328,663 shares of Common Stock.

      In addition, as of May 22, 2002, the Reporting Person directly owned (i) 547,635 shares of Common Stock, (ii) 4,346 shares of Common Stock pursuant to the Issuer's Employee Stock Ownership Plan (an increase of 320 shares over the prior year), and (iii) vested options to acquire 110,334 shares of Common Stock pursuant to the Issuer's stock option plan, which included an option grant on May 18, 2002 for 27,500 shares of Common Stock.

      (d) On May 23, 2003, the Reporting Person was the beneficial owner of an aggregate of 1,588,963 shares of Common Stock as described below, which amount comprised 12.7% of the outstanding shares of Common Stock of the Issuer on such date.

      On May 23, 2003, the Reporting Person became the beneficial owner of an additional 101,649 shares of Common Stock (or an aggregate of 430,312 shares in which trusts were closed and shares re-distributed) due to his position as a co-trustee to several trusts in which he shared voting and dispositive power over such shares. In addition, on such date, the Reporting Person was the executor of a family member's estate in which he possessed the sole voting and dispositive power of 435,770 shares of Common Stock (a decrease of 217,394 shares over the prior year due to shares distributed out of the family member's estate).

      In addition, as of May 23, 2003, the Reporting Person directly owned (i) 612,595 shares of Common Stock, which included 64,960 shares (of which he individually purchased with cash 25,000 shares and in which he acquired as a beneficiary of a trust which distributed 39,960 shares to him), (ii) 4,619 shares of Common Stock pursuant to the Issuer's Employee Stock Ownership Plan (an increase of 273 shares over the prior year), and (iii) vested options to acquire 105,667 shares of Common Stock pursuant to the Issuer's stock option plan (a decrease of 4,667 shares over the prior year as a result of options expiring).

      (e) On May 20, 2004, the Reporting Person was the beneficial owner of an aggregate of 1,581,613 shares of Common Stock as described below, which amount comprised 8.0% of the outstanding shares of Common Stock of the Issuer on such date.

      On May 20, 2004, the Reporting Person was the beneficial owner of an aggregate of 430,312 shares of Common Stock due to his position as a co-trustee to several trusts in which he shared voting and dispositive power over such shares. In addition, on such date, the Reporting Person was the executor of a family member's estate in which he possessed the sole voting and dispositive power of 435,770 shares of Common Stock.

      In addition, as of May 20, 2004, the Reporting Person directly owned (i) 612,595 shares of Common Stock, (ii) 5,269 shares of Common Stock pursuant to the Issuer's Employee Stock Ownership Plan (an increase of 650 shares over the prior year), and (iii) vested options to acquire 97,667 shares of Common Stock pursuant to the Issuer's stock option plan (a decrease of 8,000 shares over the prior year as a result of options expiring).

      (f) On December 31, 2004, the Reporting Person was the beneficial owner of an aggregate of 1,754,139 shares of Common Stock as described below, which amount comprised 8.8% of the outstanding shares of Common Stock of the Issuer on such date.

      On December 31, 2004, the Reporting Person was the beneficial owner of an aggregate of 430,312 shares of Common Stock due to his position as a co-trustee to several trusts in which he shared voting and dispositive power over such shares. In addition, on such date, the Reporting Person was the executor of a family member's estate in which he possessed the sole voting and dispositive power of 580,770 shares of Common Stock (an increase of 145,000 shares due to the family member's estate purchasing from other family members 135,000 shares at $14 per share and purchasing in the open market 2,700 shares at $15.3477 and 7,300 shares at $15.5567 per share).

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 5 OF 7 PAGES
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      In addition, as of December 31, 2004, the Reporting Person directly owned
(i) 645,595 shares of Common Stock (an increase of 33,000 shares), (ii) 5,295 shares of Common Stock pursuant to the Issuer's Employee Stock Ownership Plan (an increase of 26 shares over the prior year), and (iii) vested options to acquire 92,167 shares of Common Stock pursuant to the Issuer's stock option plan (a decrease of 5,500 shares over the prior year as a result of options expiring).

ITEM 4. PURPOSE OF TRANSACTION.

      The events that required the filing of this Schedule 13D was (a) the appointment of the Reporting Person as a co-trustee of several trusts and the acquisition by such trusts of shares of Common Stock of the Issuer, (b) the appointment of the Reporting Person as the executor of several family member's estates and the acquisition by such estates of shares of Common Stock of the Issuer and (c) direct purchases by the Reporting Person. All of the shares of Common Stock discussed herein are being held for investment purposes.

      The Reporting Person, either individually or as trustee or as executor, may acquire additional shares of Common Stock in the future. Further, the Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the shares of Common Stock, conditions in securities markets generally, general economic and industry conditions, liquidity needs, alternative investment opportunities and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for shares of Common Stock, or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. If the Reporting Person engages in any such transaction, the Reporting Person may determine to retain some portion of the shares of Common Stock as an investment.

      Other than as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Person is currently the beneficial owner of an aggregate of 1,754,139 shares of Common Stock, which comprise 8.8% of the outstanding shares of Common Stock of the Issuer. The Reporting Person has sole power to vote, or to direct the voting of, and sole power to dispose, or direct the disposition of, 1,323,827 shares of Common Stock. In addition, the Reporting Person has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 430,312 shares of Common Stock.

      The Reporting Person shares voting and dispositive power with Peter J. Sills and Arthur S. Sills, both of whom are citizens of the United States of America. Peter J. Sills is an attorney and a member of the Board of Directors of the Issuer, and his business address is 37-18 Northern Boulevard, Long Island City, New York 11101. Arthur S. Sills is a member of the Board of Directors of the Issuer, and his business address is 37-18 Northern Boulevard, Long Island City, New York 11101. During the last five years, neither Peter J. Sills nor Arthur S. Sills has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      No person other then the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person. There have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Person.

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 6 OF 7 PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

      Except as otherwise described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

CUSIP NO. 853666105               SCHEDULE 13D                 PAGE 7 OF 7 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2004

                                    By:   /s/ Lawrence I. Sills
                                          --------------------------------------
                                          Name: Lawrence I. Sills